UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-43279

Micware Co., Ltd.

Kobe Asahi Building 25th Floor
59 Naniwa-machi, Chuo-ku
Kobe, Hyogo 650-0035

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Pricing and Closing of Initial Public Offering

On May 13, 2026, Micware Co., Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with A.G.P./Alliance Global Partners, as the sole underwriter (the “Underwriter”), relating to the Company’s initial public offering (the “IPO”) of 2,850,000 American Depositary Shares (the “ADSs”). Each ADS represents one ordinary share of the Company.

On May 15, 2026, the Company closed the IPO. The Company completed the IPO pursuant to (i) its registration statement on Form F-1 (File No. 333-294081), as amended, which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2026 and declared effective by the SEC on May 13, 2026, and (ii) its registration statement on Form F-1 (File No. 333-295864), which was filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, with the SEC and became effective on May 13, 2026. The ADSs were priced at $8.00 per ADS, and the offering was conducted on a firm commitment basis. The ADSs were approved for listing on The Nasdaq Global Market and commenced trading under the ticker symbol “MWC” on May 14, 2026.

The Company intends to use the net proceeds from the IPO for (i) Dynamic Street Map & Market Place (“DSMM”) project and the expansion of the Company’s proprietary in-vehicle infotainment software platform, micAuto-PF; (ii) general corporate purposes; (iii) strategic investments within the Company’s Software Defined Vehicles (SDV) and Location-Based Services (LBS) segments, other than the DSMM and micAuto-PF-related initiatives, that offer complementary technologies, services, or market access to strengthen the Company’s competitive position; and (iv) marketing and advertising.

In connection with the IPO, the Company issued three press releases, one on May 13, 2026, announcing the pricing of the IPO, one on May 14, 2026, announcing the listing on The Nasdaq Global Market, and one on May 15, 2026, announcing the closing of the IPO.

Copies of the three press releases are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No	Description
99.1	Press Release on Pricing of the Registrant’s Initial Public Offering
99.2	Press Release on Listing on the Nasdaq Global Market
99.3	Press Release on Closing of the Registrant’s Initial Public Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micware Co., Ltd.

By:	/s/ Takuma Segawa
Mr. Takuma Segawa
Chief Financial Officer

Date: May 15, 2026

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